UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

(Amendment No. 2)*

Cocrystal Pharma, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

19188J102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 19188J102

(1)	NAME OF REPORTING PERSON OPKO Health, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
2,659,685 *
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
2,659,685 *
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,659,685 *
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.9%
(12)	TYPE OF REPORTING PERSON CO

* See Item 4 below.

Schedule 13G
CUSIP No. 19188J102

Explanatory Note
OPKO Health, Inc. (“OPKO”) initially reported its holdings in Cocrystal Pharma, Inc. on a Schedule 13D filed on December 5, 2014 (the “Original Schedule 13D”). The Original Schedule 13D was filed pursuant to a Joint Filing Agreement, by and among OPKO, Raymond F. Schinazi, Phillip Frost, M.D., Frost Gamma Investments Trust, Bracrystal Pharmaceuticals, LLC, Gary Wilcox, Roger Kornberg, Sam Lee, and Steven Rubin. OPKO believes it is eligible to report its holdings on a Schedule 13G and is filing this Schedule 13G solely on its behalf.
ITEM 1(a). NAME OF ISSUER:
Cocrystal Pharma, Inc.
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

19805 N. Creek Parkway
Bothell, WA 98011
ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

(a)	Name of Person filing: OPKO Health, Inc. (“OPKO”)

(b)	Address of Principal Business Office: 4400 Biscayne Blvd., Miami, FL 33137

(c)	Citizenship: Delaware
ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share
ITEM 2(e). CUSIP NUMBER: 19188J102
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Schedule 13G
CUSIP No. 19188J102

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d- 1(b(ii)(G);

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:
2,659,685*
(b)     Percent of class: 8.9%**
(c)     Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote:
2,659,685*
(ii)    shared power to vote or to direct the vote: 0
(iii)    sole power to dispose or to direct the disposition of:
2,659,685*
(iv)    shared power to dispose or to direct the disposition of: 0

*
This includes (i) 2,626,352 shares of Common Stock and (ii) 33,333 shares underlying warrants; representing 8.9% of the voting power of the Issuer’s securities in the aggregate. This number does not include securities owned by Frost Gamma Investment Trust (“FGIT”), an affiliate of Phillip Frost, MD (“Dr. Frost”). FGIT holds 3,655,265 shares of Common Stock and options to purchase 8,749 shares of Common Stock. Dr. Frost is the sole trustee of FGIT. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT and Dr. Frost. OPKO initially reported its holdings on the Original Schedule 13D, along with Raymond F. Schinazi, Dr. Frost, FGIT, Bracrystal Pharmaceuticals, LLC, Gary Wilcox, Roger Kornberg, Sam Lee, and Steven Rubin. OPKO disclaims membership in any group as a result of the Original Schedule 13D. OPKO believes it is eligible to report its transactions on Schedule 13G. Accordingly, OPKO has filed this Schedule 13G amendment.

**
As of November 6, 2018, the total number of issued and outstanding Common Stock of the Issuer was 29,923,076, as reported in the Issuer’s Quarterly Report on Form 10-Q. The percentage set forth in sub clause (b) above and on Row (11) of the cover page for the Reporting Person is based on the Issuer’s outstanding Common Shares and assumes the acquisition of shares underlying warrants.

Schedule 13G
CUSIP No. 19188J102

In connection with undertakings made to the Securities and Exchange Commission, as part of a previously announced settlement, OPKO is evaluating all of its strategic minority investments and reporting under Section 13(d) of the Exchange Act. In connection with this evaluation, OPKO may make additional or amended filings pursuant to Section 13(d) and/or Section 13(g) of the Exchange Act reflecting group membership.
 ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10. CERTIFICATION.
The Reporting Person hereby makes the following certification:
By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G
CUSIP No. 19188J102

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2019	/s/ Kate Inman
OPKO Health, Inc.
By: Kate Inman, General Counsel, Secretary